SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 32602; 812-14664]

Homestead Funds, Inc. and RE Advisers Corporation

April 19, 2017

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice.

Notice of an application under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act. The requested exemption would permit an investment adviser to hire and replace certain sub-advisers without shareholder approval.

Applicants: Homestead Funds, Inc. (the "Corporation"), a Maryland corporation registered under the Act as an open-end management investment company with multiple series, and RE Advisers Corporation, a Virginia corporation registered as an investment adviser under the Investment Advisers Act of 1940 (the "Initial Manager," and, collectively with the Corporation, the "Applicants").

Filing Dates: The application was filed on June 21, 2016, and amended on November 1, 2016.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving Applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on May 15, 2017, and should be accompanied by proof of service on the Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a

hearing may request notification by writing to the Commission's Secretary.

ADDRESSES: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC 20549-1090. Applicants, 4301 Wilson Boulevard, Arlington, VA 22203.

FOR FURTHER INFORMATION CONTACT: Christine Y. Greenlees, Senior Counsel, at

(202) 551-6879, or Robert Shapiro, Branch Chief, at (202) 551-6821 (Division of Investment

Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: The following is a summary of the application. The

complete application may be obtained via the Commission's website by searching for the file

number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm

or by calling (202) 551-8090.

Summary of the Application

1.   The Manager (as defined below) will serve as the investment adviser to the

Funds[1] pursuant to an investment advisory agreement with the Corporation (the "Investment

Management Agreement").[2] The Manager is responsible for the overall management of the

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[1]   One of the Funds, the Stock Index Fund, currently operates as a feeder fund managed by a third-party manager and invests substantially all of its assets in a separate series of an unaffiliated investment company (the "Master Fund"). The Stock Index Fund will not engage any sub-advisers other than through approving the engagement of one or more of the Master Fund's sub-advisers in the Stock Index Fund's capacity as a shareholder of the Master Fund. The Master Fund is not an Applicant and the Stock Index Fund will not rely on the requested order unless it is managed by the Manager and complies with all of the conditions in the application.

[2]   Applicants request relief with respect to any existing or future series of the Corporation and any other existing or future registered open-end management investment company or series thereof that: (a) is advised by the Initial Manager, or any entity controlling, controlled by, or under common control with the Initial Manager or its successors (each, a "Manager"); (b) uses the manager of managers structure described in the application; and (c) complies with the terms and conditions of the application (any such series, a "Fund" and collectively, the "Funds").   For purposes of the requested order, "successor" is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

Funds' business affairs and selecting investments according to each Fund's respective investment objective, policies, and restrictions, subject to the oversight and authority of each Fund's board of directors ("Board"). The Investment Management Agreement permits the Manager, subject to the approval of the Board, to delegate to one or more sub-advisers (each, a "Sub-Adviser" and collectively, the "Sub-Advisers") the responsibility to provide the day-to-day portfolio investment management of each Fund, subject to the supervision and direction of the Manager. The primary responsibility for managing the Funds will remain vested in the Manager. The Manager will hire, evaluate, allocate assets to and oversee the Sub-Advisers, including determining whether a Sub-Adviser should be terminated, at all times subject to the authority of the Board.

2.   Applicants request an exemption to permit the Manager, subject to Board approval, to hire certain Sub-Advisers pursuant to Sub-Advisory Agreements and materially amend existing Sub-Advisory Agreements without obtaining the shareholder approval required under section 15(a) of the Act and rule 18f-2 under the Act.[3]

3.   Applicants agree that any order granting the requested relief will be subject to the terms and conditions stated in the application. Such terms and conditions provide for, among other safeguards, appropriate disclosure to Fund shareholders and notification about sub-advisory changes and enhanced Board oversight to protect the interests of the Funds' shareholders.

4.   Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any

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[3]   The requested relief will not extend to any sub-adviser that is an affiliated person, as defined in section 2(a)(3) of the Act, of the Corporation, a Fund, or the Manager, other than by reason of serving as a sub-adviser to one or more of the Funds.

provisions of the Act, or any rule thereunder, if such relief is necessary or appropriate in the

public interest and consistent with the protection of investors and purposes fairly intended by the

policy and provisions of the Act. Applicants believe that the requested relief meets this standard

because, as further explained in the application, the Investment Management Agreements will

remain subject to shareholder approval, while the role of the Sub-Advisers is substantially

similar to that of individual portfolio managers, so that requiring shareholder approval of Sub-

Advisory Agreements would impose unnecessary delays and expenses on the Funds.

  For the Commission, by the Division of Investment Management, under delegated

authority.

      Eduardo A. Aleman
      Assistant Secretary